UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

Commission File Number 001-39171

BROOGE ENERGY LIMITED

(Translation of registrant’s name into English)

c/o Brooge Petroleum and Gas Investment Company FZE

P.O. Box 50170

Fujairah, United Arab Emirates

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

Results of Extraordinary General Meeting

On September 02, 2024, Brooge Energy Limited (the “Company”) held an extraordinary general meeting of shareholders (the “Meeting”).

At the Meeting, holders of ordinary shares of the Company were asked to consider and vote upon the proposals set forth on the proxy card. Each ordinary share was entitled to one vote with respect to each matter submitted to a vote at the Meeting. Ordinary shares representing 99,919,141 or 91.17% of the total votes attributable to all outstanding ordinary shares, were present in person or by proxy at the Annual General Meeting.

The matters considered and voted on by the shareholders at the Meeting and the votes of the shareholders noted below are final.

For proposal B, the shareholders voted as follows with respect to the appointment of each of the nominees for director identified below:

Nominee	For	Against	Abstain
Kamal Pharran	94,096,269	5,790,303	32,569
Saleh Mohamed Yammout	94,096,269	5,790,303	32,569
Rasool Alameri	94,096,269	5,790,303	32,569
Tony Boutros	94,096,269	5,790,303	32,569
Siavosh Hossein	94,096,265	5,790,303	32,573

As a result of the Meeting, the Company’s board of directors now consists of Kamal Pharran, Saleh Mohamed Yammout, Rasool Alameri, Tony Boutros, and Siavosh Hossein; effective from September 04,2024, the board of directors has appointed Mr. Siavosh as the Chairman of the Board. Following the EGM, the previous sole director, Alexander Lawson, resigned as a director of the Company.

Committee’s Formation

On September 04, 2024, the Board of Directors of Brooge Energy Limited updated the composition of its Audit Committee and Compensation Committee.

Effective as of September 04, 2024, the audit committee consists of Mr. Tony Boutros, Mr. Saleh Mohamed Yammout and Mr. Siavosh Hossein, each of whom are “independent directors” as defined for audit committee members under NASDAQ listing standards and the rules and regulations of the Securities and Exchange Commission and meet the financial literacy requirements of NASDAQ’s listing standards. Mr. Boutros serves as Chairman of the audit committee. Mr. Boutros also qualifies as an “audit committee financial expert,” as that term is defined in the instruction to paragraph (a) of Item16A of Form 20-F under the Exchange Act and as a financially sophisticated audit committee member under NASDAQ listing rule5605(c)(2)(A).

Effective as of September 04, 2024, the compensation committee consists of Mr. Tony Boutros and Mr. Siavosh Hossein, each of whom are “independent directors” as defined for compensation committee members under NASDAQ listing standards and the rules and regulations of the Securities and Exchange Commission. Mr. Siavosh serves as Chairman of the compensation committee.

Updates on Gulfnav

The Board of Directors has also discussed the offer submitted by Gulf Navigation Holding PJSC and the recent developments on that matter. The proposal, which was initially submitted on October 3, 2023, outlines Gulf Navigation’s intent to acquire the UAE businesses and assets of Brooge Energy Limited. Since the initial submission, Gulf Navigation has revised the terms of its proposal, demonstrating a continued interest in the proposed acquisition.

To ensure a thorough and comprehensive evaluation of the terms, the Board of Directors is in the process of appointing a team of expert advisors. These advisors will be responsible for reviewing the details of the proposal and advising the Board of Directors on the discussions with Gulf Navigation.

Appointment of ethics and compliance consultant

As an update on our prior disclosures, in accordance with the administrative order issued by the U.S. Securities and Exchange Commission, the Board has agreed to appoint PKF Khattab & Co to serve as its ethics and compliance consultant. This selection is part of the Company's commitment to uphold the highest standards of ethical conduct and regulatory compliance. PKF Khattab & Co will provide expert guidance and oversight to ensure the Company's operations align with all applicable laws and regulations.

Class Action Lawsuit

In connection with the class action lawsuit disclosed in our Form 6-K filed on March 1, 2024, we would like to inform our shareholders and stakeholders that the Company has retained the services of a renowned law firm to address and respond to the complaint. We are committed to defending the Company vigorously and will keep all parties informed of significant developments as the case progresses.

Appointment of External Auditor

In light of recent organizational changes, the newly formed Audit Committee and the new Board of Directors have reviewed and resolved to uphold the terms of the engagement letter previously executed by the former sole director. This agreement formally appoints Pipara & Co. LLP as the external auditor responsible for completing the consolidation of the Company’s accounts for the fiscal year 2023. This continuity ensures that the auditing process remains consistent and aligned with prior arrangements, facilitating a smooth and uninterrupted financial review for the period in question

Nasdaq Compliance Plan

In connection with the receipt of the Nasdaq Non-Compliance Letter disclosed in our press release dated June 6, 2024, we wish to update our stakeholders on our progress. The Company is actively working to submit its final compliance plan within the timeline provided by Nasdaq. We are pleased to announce that the Audit Committee has been formally established and has recommended, with subsequent approval from the Board of Directors, the appointment of an external auditor to complete the consolidation of the Company's financial statements for the year 2023. This step is a critical part of our efforts to address the non-compliance issues and ensure adherence to Nasdaq's requirements. We remain committed to achieving full compliance and will provide further updates as necessary.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOGE ENERGY LIMITED

Date: September 06, 2024	By:	/s/ Saif Alhazaimeh
Name: Saif Alhazaimeh On behalf of Brooge Energy Limited

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